Exhibit 99.1
FOR IMMEDIATE RELEASE
DPAC TECHNOLOGIES REPORTS FINANCIAL RESULTS
FOR THE FOURTH QUARTER AND YEAR END OF 2007
Hudson, OH, March 31, 2008 — DPAC Technologies Corp. (OTCBB: DPAC), a leader in device networking and connectivity solutions, today reported results for its fourth quarter and year ended December 31, 2007.
These results include the combined operations of DPAC Technologies Corp. and QuaTech, Inc., which combined on February 28, 2006 as previously announced. As a result of the merger, QuaTech has become a wholly-owned subsidiary of DPAC. For accounting purposes, the transaction is considered a “reverse merger” under which QuaTech is considered the acquirer of DPAC. Accordingly, the purchase price was allocated among the fair values of the assets and liabilities of DPAC, while the historical results of QuaTech are reflected in the results of the combined company (the “Company”). The results of operations are those of QuaTech prior to the merger date, and consolidated QuaTech and DPAC after the merger date of February 28, 2006.
Fourth Quarter Operating Results
For the fourth quarter of 2007, net sales of $3.3 million increased 3.5% from net sales of $3.2 million in the fourth quarter of 2006, and increased 6.6% from net sales of $3.1 million in the third quarter of 2007. Net sales related to the Company’s Device Connectivity products decreased by $327,000, or 14%, and net sales related to the Company’s Device Networking products, including the Airborne wireless product line, increased by $438,000, or 52% over the quarter ended December 31, 2006. The Company reported income from operations of $215,000 as compared to an operating loss of $165,000 for the fourth quarter of 2006 and operating income of $271,000 for the for the third quarter of 2007. The Company’s reported a net profit of $84,000 as compared to net loss of $498,000 for the prior year’s fourth quarter and a net profit of $71,000 for the third quarter of 2007. Total operating expenses incurred in the fourth quarter of 2007 of $1.1 million decreased by $317,000, or 22%, from the previous year period. The decrease was due primarily to decreases in sales and marketing expenses of $197,000 and G&A expenses of $72,000, as the Company continued to integrate operating departments since the date of the Merger. Additionally, the company recorded a non-cash gain of $198,000 in the current year period compared to $55,000 in the prior year quarter for the fair value adjustment for the liability for warrants.

Twelve Months Operating Results
Net sales of $12.1 million for fiscal year 2007 decreased by 12% from net sales of $13.7 million for 2006. Net sales related to the Company’s Device Connectivity products decreased by $3.0 million, or 28%, while net sales related to the Company’s Device Networking products, including the Airborne wireless product line, increased by $1.4 million, or 44% over the year ended December 31, 2006. The Company reported an operating profit of $273,000 for 2007 as compared to $228,000 for 2006. The Company reported a net loss for the current year of $766,000 compared to a net loss of $1.2 million for the prior year. Interest expense of $1.5 million for 2007 included non-cash charges totaling $608,000, for the amortization of deferred financing charges and the accretion of success fees and discount on the subordinated debt. The company recorded a non-cash gain of $415,000 during the current year for the fair value adjustment for the liability for warrants. An income tax benefit of $244,000 was recorded in 2006 and no income tax benefit was recorded in the current year period as a full valuation allowance was recorded against deferred tax assets in the fourth quarter of 2006.
Balance Sheet Summary
The Company ended fiscal year 2007 with a cash balance of $257,000 and a deficit in working capital of $3.7 million. This compares to a cash balance of $38,000 and a deficit in working capital of $2.9 million at the end of fiscal year 2006. The deficit working capital position at December 31, 2007 is primarily due to $2.1 million in Bank revolving and term debt that was due on January 31, 2008 and $2.0 million in Subordinated Debt which was due and payable in August 2007. As previously announced, on January 31, 2008 the Company closed on new equity and debt financing. The value of this financing, which includes the sale of preferred stock, as well as senior subordinated notes and a working capital line of credit, is for approximately $6.0 million, after deducting financing fees. The company used the proceeds from this financing to repay its existing senior debt held by National City Bank, repay its existing subordinated debt held by HillStreet Capital, not withstanding the warrant liability, and provide additional working capital.
Comments
Chief Executive Officer and President Steve Runkel commented, “We continued to grow our Device Networking business in 2007 through increased adoption rates of our Airborne embedded 802.11 products within the emerging Machine to Machine (M2M) market. We have also been successful in securing design wins for transportation, medical equipment, industrial and mobile enterprise applications. As these design wins progress to production shipment levels we should continue to see significant revenue growth for our Device Networking product line. “
Mr. Runkel continued: “The decline in revenue for our Device Connectivity products is primarily a result of reduced purchase levels from our OEM customers that serve the retail banking market. We have a strong position as a leading supplier for that market, which has seen a sharp reduction in technology spending. We have responded to this slowdown by reducing our operating expense levels to be in line with expected revenue levels.”
“The progress that we have made in our Device Networking product line, along with our demonstrated ability to align our cost structure to our business levels, were important in our efforts to close on the new balance sheet financing that was announced in Q1. With this financing behind us we are positioned to continue to take advantage of the growth opportunities for our Device Networking products. We have assembled a strong product development team, with significant experience in 802.11, and will continue to invest in those opportunities that will position us as a market leader in the M2M space.”

About DPAC Technologies
DPAC Technologies provides embedded wireless networking products for machine-to-machine communication applications. DPAC’s Airborne™ and AirborneDirect™ wireless products are used by major OEMs in the transportation, instrumentation and industrial control, homeland security, medical diagnostics and logistics markets to provide remote data collection and control. DPAC Technologies is based in Hudson, OH. The Company’s web site address is www.dpactech.com. Information concerning DPAC is filed by DPAC with the SEC and is available on the SEC website, www.sec.gov.
About QuaTech
QuaTech, Inc., a wholly-owned subsidiary of DPAC, delivers high performance device networking & connectivity solutions to help companies improve their bottom line performance. Quatech enables reliable machine-to-machine (M2M) communications via secure 802.11 wireless or traditional wired networks with industrial grade (hardened) embedded radios, modules, boards and external device servers and bridges. For local and mobile connections, Quatech serial adapters provide secure connectivity and port expansion via any interface option. Satisfied customers rely on our unique combination of performance and support to improve bottom line performance through real-time remote monitoring & control, streamlined systems and lower total cost of ownership (TCO). Quatech markets its products through a global network of distributors, resellers, systems integrators and original equipment manufacturers (OEMs). Founded in 1983, Quatech is headquartered in Hudson, Ohio, and merged with DPAC Technologies, Inc. in February 2006. www.quatech.com.
Forward-Looking Statements
This press release includes forward-looking statements. You can identify these statements by their forward-looking words such as “may,” “will,” “expect,” “anticipate,” “believe,” “guidance,” “estimate,” “intend,” predict,” and “continue” or similar words or any connection with any discussion of future events or circumstances or of management’s current estimates or beliefs. Forward-looking statements are subject to risks and uncertainties, and therefore results may differ materially from those set forth in those statements. More information about the risks and challenges faced by DPAC Technologies Corp. is contained in the Securities and Exchange Commission filings made by the Company on Form S-4, 10-K, 10-Q or 10-QSB and 8-K. DPAC Technologies Corp. specifically disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, future developments or otherwise.
Contact:

AT DPAC TECHNOLOGIES:
Steve Vukadinovich	Steve Runkel
Chief Financial Officer	Chief Executive Officer
(330) 655-9000	(330) 655-9000
Steve.Vukadinovich@dpactech.com	Steve.Runkel@Quatech.com

- tables to follow -

DPAC TECHNOLOGIES CORP.
Condensed Consolidated Balance Sheet Information
(Unaudited)
(In 000’s)

	December 31,	December 31,
	2007	2006
CURRENT ASSETS:
Cash and cash equivalents	$257	$38
Accounts receivable, net	1,646	1,421
Inventories	1,337	1,500
Prepaid expenses and other current assets	67	43

Total current assets	3,307	3,002

Property, net	357	413
Goodwill and intangible assets	7,989	8,578
Other assets	18	81

TOTAL	$11,671	$12,074

CURRENT LIABILITIES:
Revolving credit facility	$1,982	$1,361
Current portion of long-term debt	2,250	2,097
Accounts payable	1,866	1,488
Accrued restructuring costs — current	269	392
Liability for Warrants	129	—
Other accrued liabilities	556	514

Total current liabilities	7,052	5,852

Accrued restructuring costs	52	330
Long-term debt, net of current portion	2,141	2,226
Liability for warrants	—	544

Net stockholders’ equity	2,426	3,122

TOTAL	$11,671	$12,074

DPAC TECHNOLOGIES CORP.
Condensed Consolidated Statement of Income
(Unaudited)
(in 000’s)

	For the quarter ended:		For the year ended:
	December 31,		December 31,
	2007	2006	2007	2006

REVENUE	$3,297	$3,184	$12,125	$13,740

COST OF GOODS SOLD	1,958	1,908	7,003	7,705

GROSS PROFIT	1,339	1,276	5,122	6,035

OPERATING EXPENSES
Sales and marketing	304	501	1,404	2,181
Research and development	270	318	1,179	1,077
General and administrative	427	499	1,776	2,063
Amortization of intangible assets	123	123	490	408
Restructuring charges	—	—	—	78

Total operating expenses	1,124	1,441	4,849	5,807

INCOME FROM OPERATIONS	215	(165)	273	228

OTHER (INCOME)EXPENSES:
Interest expense	334	375	1,454	1,474
Fair Value adjustment for warrant liability	(198)	(55)	(415)	—

TOTAL OTHER EXPENSES	136	320	1,039	1,474

INCOME (LOSS) BEFORE INCOME TAXES	79	(485)	(766)	(1,246)

INCOME TAX (PROVISION) BENEFIT	5	(13)	—	244

NET INCOME (LOSS)	$84	$(498)	$(766)	$(1,002)

NET INCOME (LOSS) PER SHARE:
Net Income (Loss) — Basic and diluted	$0.00	$0.00	($0.01)	($0.01)

WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic	97,381	92,775	92,850	84,315